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September 26, 2006


Mr. Amit Pande
Assistant Chief Accountant
Securities and Exchange Commission
100 "F" Street N.E.
Washington, D.C. 20549

Dear Mr. Pande:

Below are our responses to the two comments covered in your letter dated August 7, 2006, with respect to Nuveen Investments' Form 10-K for the year ended December 31, 2005. Our response to your first comment regarding the format of our consolidated statement of income also reflects our phone discussion on August 8, 2006.

CONSOLIDATED STATEMENTS OF INCOME, PAGE 34

1. BASED ON YOUR RESPONSE TO COMMENT 1 OF OUR LETTER DATED MAY 23, 2006, IT APPEARS TO US THAT YOU DO NOT TRACK COSTS RELATED TO EACH OF YOUR SEPARATELY PRESENTED REVENUE LINE ITEMS THAT WOULD ENABLE YOU TO READILY REPORT A SUBSET OF OPERATING EXPENSES AS COST OF SERVICES. WE BELIEVE THAT YOU FALL WITHIN THE SCOPE OF ARTICLE 5 OF REGULATION S-X AND SHOULD REVISE YOUR FUTURE FILINGS TO PRESENT COST OF SERVICES AND SELLING, GENERAL AND ADMINISTRATIVE EXPENSES SEPARATELY, AS REQUIRED BY RULE 5-03 OF REGULATION S-X. IF YOU BELIEVE THAT PROVIDING THIS INFORMATION WOULD INVOLVE UNDUE COST AND BURDEN, PLEASE PROVIDE US WITH SUPPORT FOR YOUR DETERMINATION, INCLUDING YOUR ESTIMATE OF CHANGES THAT WOULD NEED TO BE MADE AND THE TIME AND RESOURCES INVOLVED.

     We respectfully submit that the present format of our Consolidated Statement of Income is consistent with the requirements of Rules 5-01 and 5-03 of Regulation S-X. In fact, as discussed more fully below, we believe that the level of detail provided on the face of our income statement exceeds that required by the SEC's applicable rules and regulations.

     Rule 5-03 of Regulation S-X requires that we separately state each specified class of revenue that is more than 10% of our total revenue. Each class of revenue specified in Rule 5-03 that is less than 10% of total revenue may be combined with another class. If items are combined, related costs and expenses are required to be combined in the same manner.

     For the year ended December 31, 2005, 98.6% of our revenues were derived from investment advisory services. Pursuant to Rule 5-03, the revenues section of our income statement could be combined into one caption: investment advisory fees. In order to provide the reader more information on the nature and composition of our revenues, we elected to divide this predominant class of our revenue into two sub-classifications: investment advisory fees from assets under management (base fees) and performance fees. In addition, rather than combine product distribution (which represented less than 2% of our revenue) with investment advisory fees we elected to present this item separately as "Product distribution." Given that Rule 5-03 would permit us to present revenues in a single line item, it would also be appropriate to present related operating expenses in a single combined manner.

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     With respect to the full presentation of expenses, Rule 5-03 of Regulation
     S-X requires that we separately state:

          -    cost of services
          -    expenses applicable to other revenue and
          -    selling, general and administrative expenses.

     As nearly all our revenues are derived from advisory services for managed investment products, the vast majority of our operating expenses are in support of those services. We estimate that between 85% and 90% of our operating expenses are direct expenses related to investment advisory services. These direct expenses include costs associated with salaries and benefits, occupancy and depreciation. In addition, these direct expenses include costs related to our sales force. We do not derive advisory fee revenue directly from the sale of our products. Rather, our revenue is derived from investment advisory fees earned over time on assets raised by our sales force. The sales force focuses not only on acquiring new assets, but also on retaining the existing assets on which we earn investment advisory fees. Therefore, expenses associated with our sales force should be considered a direct cost related to our investment advisory fees.

     If we strictly followed the guidance in Rule 5-03 of Regulation S-X, our income statement would contain only two expense line items: cost of services and selling, general and administrative expenses. However, because the vast majority of our operating expenses are directly or indirectly related to supporting our investment advisory services, our accounting systems do not independently track general and administrative expenses. Similar to our decision to include more detail on revenues than required, we have chosen to provide greater detail on the type and amount of expenses that we incur in operating our business. Accordingly, we divide our operating expenses into eight separate items, including compensation and benefits, advertising and promotional costs and occupancy and equipment costs. Because selling, general and administrative expenses are embedded in each of these categories, a specific allocation would be heavily dependent on judgment. Thus, we believe that our more detailed approach to presenting operating expenses provides investors with more information and a better understanding of our business.

     Rule 5-03 of Regulation S-X also requires that we state separately in the income statement non-operating income and expense. We currently report gains and losses on investments and income and expense items that are non-recurring in nature or one-time items that occurred outside the ordinary course of our business in a separate line item on the income statement captioned "other income/(expense)". An explanation of these items is included in the notes to our financial statements or in the "Management's Discussion and Analysis" section of our periodic reports.


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     We also note that while many of our industry peers have a similar concentration of revenues and related operating expenses from a single service line, they also choose to report results in a similarly detailed manner. This provides the investment community with greater comparability of operating performance within our industry. We believe our current format gives the reader the most useful information regarding the expenses related to operating our business and we supplement this information in the "Management's Discussion and Analysis" section of our quarterly financial reports.


NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, PAGE 36

INVESTMENTS, PAGE 37

2. WE NOTE YOUR RESPONSE TO COMMENT 3 OF OUR LETTER DATED MAY 23, 2006. PLEASE CONFIRM THAT YOU WILL REVISE FUTURE FILINGS TO INCORPORATE EXPANDED DISCLOSURES RELATED TO CLARIFICATIONS REQUESTED IN OUR COMMENT.

We confirm that in our future filings, we will incorporate expanded disclosures related to investments in securities that are not currently marketed to investors -- which we classify as trading and available for sale.


Sincerely,



Peggy Wilson
Sr. Vice President, Finance

cc: Matthew Komar, SEC Staff Accountant


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